Filed by Remington Oil and Gas Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
(f/k/a Cal Dive International, Inc.)
Commission File Number: 000-22739

PRESS RELEASE
FOR IMMEDIATE RELEASE

Contact:	Steven J. Craig
Sr. Vice President
(214) 210-2675

REMINGTON OIL AND GAS ANNOUNCES FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2005
AND PROVIDES 2006 GUIDANCE
Dallas, TX, March 8, 2006 – Remington Oil and Gas Corporation (NYSE: REM) announced financial results for the fourth quarter and year ended December 31, 2005.

	Three Months Ended		Years Ended
	December 31,		December 31,
		($ in thousands, except income per share)
	2005	2004	2005	2004
Oil and gas revenues	$52,295	$69,281	$260,134	$233,505
Other income	$8,904	$207	$10,395	$624
Net income	$5,735	$19,370	$70,567	$60,996
Cash flow provided by (used in) operations	$(14,968)	$60,091	$160,819	$188,582
Basic net income per share	$0.20	$0.70	$2.48	$2.23
Diluted income per share	$0.19	$0.67	$2.37	$2.14
Production (Bcfe)	4.6	10.4	31.1	38.1
Average gas price	$11.75	$6.36	$8.31	$5.97
Average oil price	$55.68	$46.20	$51.24	$39.37
Oil and gas revenues for the three months ended December 31, 2005, decreased $17.0 million, or 24.5%, compared to the same period of 2004 as a result of oil and gas production declines of 76.3% and 49.4%, respectively, due to shut-in production caused by Hurricanes Katrina and Rita which occurred in August and September of 2005. The fall in production was partially offset by an increase in average oil and gas prices of 20.5% and 84.7%, respectively. Oil and gas revenues for the year ended December 31, 2005, rose $26.6 million, or 11.4%, compared to the same period of 2004 because of the increase in average oil and gas prices of 30.1% and 39.2%, respectively, offset partially by oil and gas production contraction of 11.4% and 21.0%, respectively. Other income for the three months and year ended December 31, 2005, includes $8.3 million related to the partial accrual of lost production insurance payments.
Net income for the three months ended December 31, 2005, decreased $13.6 million, or 70.4%, compared to the same period of 2004. Net income for the year ended December 31, 2005, increased $9.6 million, or 15.7%, compared to the same period of 2004. Cash flow from operations fell $75.1 million, or 124.9%, and $27.8 million, or 14.7%, for the three months and year ended December 31, 2005, compared to the same periods in 2004, respectively.
Income taxes for the three months ended December 31, 2005, dropped $6.4 million, or 63.6%, to $3.7 million compared to the same period of 2004 due to lower income before taxes. Income taxes for the year ended December 31, 2005, increased $6.1 million, or 18.4%, to $39.0 million compared to the same period of 2004 due to the gain in income before taxes. Current taxes accounted for a benefit of $3.5 million and expense of $3.4 million for the three months and year ended December 31, 2005.

The following table reflects 2005 cost guidance per Mcfe produced versus our 2005 results:

	2005	2005
	Annual Guidance $/Mcfe	Actual $/Mcfe
Operating Costs (LOE)	$0.65 - $0.75	$0.90
General and Administrative (G&A)	$0.21 - $0.28	$0.49
Interest and Financing	$0.01 - $0.02	$0.02
Depreciation, Depletion and Amortization (DD&A)	$2.00 – $2.15	$1.94
LOE per Mcfe was greater than guidance due to lower production volumes, higher workover expense, primarily on South Marsh Island 24 and hurricane related insurance deductibles recorded in the fourth quarter of 2005. G&A per Mcfe costs were more than guidance due to decreased production as a result of Hurricanes Katrina and Rita, and stock based compensation. Interest and Financing costs were in line with guidance provided. DD&A per Mcfe was below guidance primarily due to production from new lower cost properties in the Gulf of Mexico.
Dry hole expense for the year ended December 31, 2005, totaled $48.7 million, of which $25.6 million is attributable to the fourth quarter and includes South Pass 87 Aquarius and Vermilion 389 #1. Guidance for the full year was $25 to $30 million with the major over run associated with the unsuccessful exploratory well at South Pass 87 #6. Remington utilizes the successful efforts method of accounting which requires dry holes to be reported as an expense in the quarter they are determined to be dry.
As of December 31, 2005, we have $23.3 million accrued as insurance receivables on the balance sheet. Of this amount, $15.0 million represents insurance receivables for hurricane related expenditures associated with physical damage and lost equipment from Hurricanes Katrina and Rita and a control of well claim. The remaining $8.3 million represents an insurance receivable for partial claim for lost production through December 31, 2005, caused by Hurricane Rita and is included in other income on the income statement. Additional claims associated with lost production as a result of Katrina have been made and will be recorded when finalized.
Drilling Program
Listed in the table below are wells recently drilled, currently drilling or completing, along with wells that are scheduled to be drilled in the near term.

Prospect	Category	W.I.%	Status/Spud Date	Operator

Offshore
West Cameron 383 #2	Exploratory	53	Discovery-Tested 7 MMCFE/D	Remington
Main Pass 200 #1	Exploratory	50	Discovery- Temp. Abandoned	Cimarex
East Cameron 73 # 2	Exploratory	47	Drilling @ 10,000’	Remington
East Cameron 346 #6	Development	75	Drilling @ 7,200’	Remington
Eugene Island 391#1	Exploratory	60	2nd Qtr. Spud	Remington
Vermilion 250 #1	Development	60	2nd Qtr. Spud	Remington
East Cameron 269 #1	Exploratory	60	2nd Qtr. Spud	Remington
Production Update
Remington’s 4th quarter 2005 production averaged 50 million cubic feet of gas equivalents per day compared to an average of 81 MMCFE/D for the third quarter 2005. During the 4th quarter 2005, the company’s production was curtailed severely principally due to producing infrastructure damage caused by Hurricanes Katrina and Rita. By the end of the 4th quarter, the majority of our producing fields were brought back online. As of this release, seven (7) of the Company’s fields remain shut-in primarily due to third party pipeline infrastructure damage. Remington’s East Cameron 346 and surrounding satellite fields remain shut-in due to problems related to damages to producing infrastructure owed by Remington and other third parties. Repairs to the platform and facilities at East Cameron 346 are expected to be completed soon. However, the gas export line has yet to be re-commissioned and most recent communications with the pipeline owner indicate repairs to this line will commence in April, 2006 with service to be restored in the late 2 nd quarter 2006. Production volumes that remain shut-in from the East Cameron 346 account for approximately 25 to 30 net MMCFE/D to Remington. Two additional fields in the Ship Shoal area are expected to commence production in the early 2nd quarter once repairs that are currently underway are finished on a third party owned pipeline. These two fields are expected to come online at approximately 8-10 MMCFE/day net to the company. Our best estimate is that all seven shut-in fields should be restored by the end of the 2nd quarter 2006.
Remington does carry business interruption insurance for most of its offshore producing fields including East Cameron 346 and Ship Shoal 332. Because of the ongoing shut-ins the company is experiencing, the entirety of the business interruption claim is not yet known. Rough estimates, based on the company’s interpretation of the policy, result in an expected reimbursement from the policy for the 1st quarter 2006 of approximately $17 million. The company’s business interruption policy for East Cameron 346 is in effect for a total of 365 days of coverage net of deductible.
Year-End 2005 Proved Reserves
Year-end 2005 proved reserves, as audited by Netherland, Sewell & Associates, Inc., were 18.4 million barrels of oil and 168.7 billion cubic feet of gas or 278.9 billion cubic feet of gas equivalents. This compares with 252.1 billion cubic feet of gas equivalents at year-end 2004. Proved developed reserves at year-end 2005 were 57.2% of the total reserves compared to 51.8% year-end 2004. Gas accounted for 64.2% of the proved developed reserves and oil 35.8% at year-end 2005 compared to 68.5% gas and 31.5% oil at year-end 2004. Reserves increased 11% over 2004 levels, and replaced 186% of our 2005 production.
The following table reflects the capital invested and proved reserve additions for the year ended December 31, 2005:

(Bcfe)
Beginning Reserves	252.1
Production	(31.1)
Sale of Property	(0.5)
Reserve Additions	64.8
Reserve Revisions	(6.4)

Ending Reserves	278.9

Capital Costs (MM$)(1)	$218.0

(1)	Includes acquisition costs, capitalized exploration and development costs and geological and geophysical costs
2006 Guidance
Remington has agreed to a merger with Helix Energy Solutions Group, Inc. (NASDAQ: HELX) which is expected to be consummated in the 2nd quarter of 2006. Consequently, 2006 guidance will only cover the first two quarters of 2006. Production volumes for the 1st quarter are expected to range between 75 and 80 MMCFE/day (6.8 to 7.2 BCFE). Production volumes for the 2nd quarter are expected to range between 90 and 100 MMCFE/day(8.2 to 9.1 BCFE) as we restore production from the seven remaining shut in fields and bring on three new developments near the end of the quarter. Remington has entered into the following agreements for forward sales of production. These are forward sales of physical volumes and are not considered hedge transactions.

Oil:	1,000 bbls/day @ $70.00/bbl	March 2006 – February 2007
Gas:	20 mmbtu/day @ $9.83/mmbtu	March 2006 – August 2006
	10 mmbtu/day @ $8.88/mmbtu	September 2006 – December 2006
	20 mmbtu/day @ $9.72/mmbtu	January 2007 – June 2007

The following table reflects 2006 cost guidance per Mcfe provided for the first six months of the year.

1st Half 2006
Guidance $/Mcfe
Operating Costs (LOE)	$0.70 - $0.80
General and Administrative (G&A)	$0.45 - $0.55
Interest and Financing	$0.01 - $0.02
Depreciation, Depletion and Amortization (DD&A)	$2.25 - $2.45
Dry hole expense is budgeted at $7.5 million per quarter for the first two quarters of 2006.
Remington Oil and Gas Corporation is an independent oil and gas exploration and production company headquartered in Dallas, Texas, with operations concentrating in the onshore and offshore regions of the Gulf Coast.
Statements concerning future revenues and expenses, production volumes, results of exploration, exploitation, development, acquisition and operations expenditures, and prospective reserve levels of prospects or wells are forward-looking statements. Prospect size and reserve levels are often referred to as “potential” or “un-risked” reserves and are based on the Company’s internal estimates from the volumetric calculations or analogous production. Other forward-looking statements are based on assumptions concerning commodity prices, drilling results, recovery factors for wells, production rates, and operating, administrative and interest costs that management believes are reasonable based on currently available information; however, management’s assumptions and the Company’s future performance are subject to a wide range of business, mechanical, political, environmental, and geologic risks. There is no assurance that these goals, projections, costs, expenses, reserve levels, and production volumes can or will be met. Further information is available in the Company’s filings with the Securities and Exchange Commission, which are herein incorporated by this reference. Information in this document should be reviewed in combination with the Company’s filings with the Securities and Exchange Commission and information available on the Company’s website at www.remoil.net.
ADDITIONAL INFORMATION:
The Company and Helix Energy Solutions Group, Inc. (“Helix ESG”) will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction between the Company and Helix ESG with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by the Company free of charge by requesting them in writing from the Company or by telephone at (214) 210-2650. You may obtain documents filed with the SEC by Helix ESG free of charge by requesting them in writing from Helix ESG or by telephone at (281) 618-0400.
The Company and Helix ESG, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the merger. Information about the directors and executive officers of the Company and their ownership of stock of the Company is set forth in the proxy statement for the Company’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Helix ESG and their ownership of Helix ESG stock is set forth in the proxy statement for Helix ESG’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

REMINGTON OIL AND GAS CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	At December 31,
	2005	2004
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$38,860	$58,659
Accounts receivable	66,887	49,582
Insurance receivable	23,308	—
Income taxes receivable	5,767	—
Prepaid expenses and other current assets	5,466	5,199

Total current assets	140,288	113,440

Properties
Oil and gas properties (successful-efforts method)	908,437	744,215
Other properties	3,758	3,145
Accumulated depreciation, depletion and amortization	(468,290)	(409,591)

Total properties	443,905	337,769

Other assets
Other assets	1,872	1,905

Total other assets	1,872	1,905

Total assets	$586,065	$453,114

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$76,561	$69,339
Current deferred income taxes	1,094	—

Total current liabilities	77,655	69,339

Long-term liabilities
Asset retirement obligations	21,375	16,030
Deferred income taxes	82,876	53,785

Total long-term liabilities	104,251	69,815

Total liabilities	181,906	139,154

Commitments and contingencies
Stockholders’ equity
Preferred stock, $0.01 par value, 25,000,000 shares authorized Shares issued — none
Common stock, $.01 par value, 100,000,000 shares authorized, 28,790,997 shares issued and 28,756,638 shares outstanding in 2005, 27,883,698 shares issued and 27,849,339 shares outstanding in 2004	288	279
Additional paid-in capital	149,234	132,334
Restricted common stock	24,264	6,749
Unearned compensation	(20,385)	(5,593)
Retained earnings	250,758	180,191

Total stockholders’ equity	404,159	313,960

Total liabilities and stockholders’ equity	$586,065	$453,114

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REMINGTON OIL AND GAS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per-share amounts and prices)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Unaudited)	2004
Revenues and other income
Gas sales	$46,783	$50,014	$184,095	$167,564
Oil sales	5,512	19,267	76,039	65,941
Interest income	580	150	1,806	349
Other income	8,324	57	8,589	275

Total revenues and other income	61,199	69,488	270,529	234,129

Costs and expenses
Operating costs and expenses	7,424	6,153	28,069	25,013
Exploration expenses	27,279	6,583	55,272	22,551
Depreciation, depletion and amortization	10,573	21,543	60,351	72,810
Impairment of oil and gas properties	519	2,468	1,483	10,876
General and administrative	5,891	3,235	15,182	8,053
Interest and financing expense	127	111	613	894

Total costs and expenses	51,813	40,093	160,970	140,197

Income before taxes	9,386	29,395	109,559	93,932

Income tax expense	3,651	10,025	38,992	32,936

Net income	$5,735	$19,370	$70,567	$60,996

Basic income per share	$0.20	$0.70	$2.48	$2.23

Diluted income per share	$0.19	$0.67	$2.37	$2.14

Average shares outstanding
Basic	28,740	27,773	28,488	27,408
Diluted	30,086	28,882	29,722	28,441

Production
Gas (MMcf)	3,980	7,868	22,161	28,057
Oil (MBbls)	99	417	1,484	1,675
Mcfe (1 barrel of oil is equivalent to 6 Mcf of gas)	4,574	10,370	31,065	38,107

Average prices
Gas	$11.75	$6.36	$8.31	$5.97
Oil	$55.68	$46.20	$51.24	$39.37
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REMINGTON OIL AND GAS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2005
	(Unaudited)	2004
Cash flow provided by operations
Net income	$70,567	$60,996
Adjustments to reconcile net income
Depreciation, depletion, and amortization	60,351	72,810
Deferred income tax expense	30,185	25,034
Amortization of deferred finance charges	155	183
Impairment of oil and gas properties	1,483	10,876
Dry hole costs	48,666	12,787
Net settlement for dismantlement and restoration liability	645	(1,712)
Stock based compensation	4,639	1,427
Tax benefit from exercise of employee stock options	5,425	4,083
Changes in working capital
(Increase) in accounts receivable	(16,793)	(6,570)
(Increase) in insurance receivable	(23,308)	—
(Increase) in income taxes receivable	(5,767)	—
(Increase) in prepaid expenses and other current assets	(121)	(2,360)
Increase in accounts payable and accrued expenses	(15,308)	11,028

Net cash flow provided by operations	160,819	188,582

Cash from investing activities
Payments for capital expenditures	(189,906)	(148,908)

Net cash (used in) investing activities	(189,906)	(148,908)

Cash from financing activities
Payments on notes payable and other long-term payables	—	(18,000)
Purchase common stock	(691)	(645)
Commitment fee on line of credit	(280)	—
Common stock issued	10,259	6,222

Net cash provided by (used in) financing activities	9,288	(12,423)

Net increase (decrease) in cash and cash equivalents	(19,799)	27,251
Cash and cash equivalents at beginning of period	58,659	31,408

Cash and cash equivalents at end of period	$38,860	$58,659

Cash paid for interest	$436	$948

Cash paid for taxes	$12,387	$580